SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

COMMUNITY FIRST BANCORP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

203652 10 2

(CUSIP Number)

GARY B. KIVETT

P.O. BOX 707

SPRUCE PINE, NORTH CAROLINA 28777-0707

(828) 765-8357

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

AUGUST 20, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203652 10 2

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gary B. Kivett

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) NA	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 18,800 8. Shared Voting Power 0 9. Sole Dispositive Power 18,800 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NA	☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 203652 10 2

Item	1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Community First Bancorp, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 240 South Main Street, Madisonville, Kentucky 42431.

Item	2. Identity and Background

(a)  Name:  Gary B. Kivett (the “Filing Person”)

(b)  Residence or business address: P.O. Box 707, Spruce Pine, North Carolina 28777-0707

(c)  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self employed attorney

(d)  and (e) Legal Proceedings: During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Filing Person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

(f)  Citizenship: The Filing Person is a citizen of the USA

Item	3. Source and Amount of Funds or Other Consideration

The shares of Issuer common stock owned by the Filing Person were acquired using his personal funds, at a total cost of $230,366.50 (including commissions). The Filing Person borrowed funds in the total amount of approximately $104,000 to finance the purchase of Issuer common stock, but none of the Issuer common stock constitutes collateral for those borrowed funds. Approximately $61,000 of the borrowed funds were obtained from RBC Centura Bank, and approximately $43,000 from First Charter Bank.

Item	4. Purpose of Transaction

All of the shares of Issuer common stock owned by the Filing Person have been purchased for investment. The Filing Person might purchase additional shares in the open market, in privately negotiated transactions, or otherwise. The Filing Person also could dispose of any or all of the shares, although he does not intend to do so currently.

The Home Owners’ Loan Act and regulations of the Office of Thrift Supervision could require advance notice to or approval by the Office of Thrift Supervision if additional acquisitions of the Issuer’s common stock would cause the Filing Person’s aggregate beneficial ownership to exceed 10% of the Issuer’s common stock outstanding. Additionally, Article XIV of the Issuer’s Articles of Incorporation states that – until five years elapse from the date of completion of Community First Bank’s conversion from the mutual to stock form of ownership – no person may acquire beneficial ownership of more than 10% of the Issuer’s common stock without advance approval of the board, and that any shares acquired in violation of that provision shall not have voting power. The voting power of shares acquired after five years have elapsed could also be impaired under Article XIV if advance approval of the board is not obtained and if the acquiring person owns more than 10%. A subsidiary of the Issuer, Community First Bank’s conversion from the mutual to stock form of ownership was – according to the Issuer’s Form 10-QSB quarterly report for the quarter ended June 30, 2003 – completed on June 26, 2003.

Except as may be stated in this Schedule 13D, the Filing Person has no plans or proposals relating to or that could result in –

CUSIP No. 203652 10 2

(a)	acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer,

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries,

(c)	sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d)	any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)	any material change in the capitalization or dividend policy of the Issuer,

(f)	any other material change in the Issuer’s business or corporate structure,

(g)	changes in the Issuer’s Articles of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Issuer by any person,

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized for quotation in an inter-dealer quotation system of a registered national securities association,

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, or

(j)	any action similar to any of those enumerated above.

At any time and from time to time the Filing Person may review or reconsider its position and formulate plans or proposals with respect to the Issuer, but the Filing Person has no intention to do so currently.

Item	5. Interest in Securities of the Issuer

(a)  According to the Issuer’s Form 10-QSB for the quarter ended June 30, 2003, the Issuer had 277,725 shares of common stock outstanding as of June 30, 2003. The Filing Person beneficially owns 18,800, or 6.8% of the shares outstanding.

(b)  The Filing Person has sole power to vote or direct the voting of and sole power to dispose or direct the disposition of all 18,800 shares of common stock reported herein.

(c)  The Filing Person’s transactions in the Issuer’s common stock over the last 60 days, all of which occurred through the NASD’s OTC Bulletin Board (trading symbol “CFBC”) are:

CUSIP No. 203652 10 2

date	number of shares acquired	price per share	total cost, including commissions

July 7, 2003	750	$12.03	$9,067.50
August 1, 2003	200	$12.20	$2,452.00
August 7, 2003	200	$12.20	$2,456.00
August 8, 2003	500	$12.20	$6,140.00
August 11, 2003	500	$12.20	$6,140.00
August 12, 2003	1,800	$12.20	$22,104.00
August 12, 2003	2,050	$12.20	$25,174.00
August 14, 2003	3,000	$12.20	$36,840.00
August 20, 2003	4,800	$12.23	$59,093.00
August 20, 2003	5,000	$12.10	$60,900.00

Total	18,800		$230,366.50

(d)  not applicable.

(e)  not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Filing Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item	7. Material to be Filed as Exhibits

        none

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  September 2, 2003

GARY B. KIVETT

/S/ GARY B. KIVETT
Gary B. Kivett

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)